June 23, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng, Staff Attorney
Julie E. Griffiths, Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance

Re:	Magma Design Automation, Inc.
Registration Statement on Form S-4, File No. 333—159463
Schedule TO-I, File No. 005-77999

Ladies and Gentlemen:

On behalf of Magma Design Automation, Inc. (“Magma” or the “Company”), for which we are acting as outside counsel, we submit this letter to you in response to your letter of June 15, 2009 (the “Comment Letter”), setting forth comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s registration statement filed on Form S-4, File No. 333-159463 (the “Registration Statement”) and the related Schedule TO-I, File No. 005-77999 (the “Schedule TO”). This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement and the accompanying Amendment No. 1 to the Schedule TO that was filed by the registrant on the date hereof with the Commission. In addition, we are providing via express delivery three copies of this letter.

The supplemental information set forth herein has been supplied by the Company for use herein, and all of the responses set forth herein to the Staff’s comments have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed in bold by the Company’s response.

In this letter, all page references have been updated to refer to the page numbers in Amendment No. 1 to the Registration Statement and Schedule TO, as the case may be. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

General

1.	We note that the Form S-4 was filed after you completed your most recent fiscal year. We note further that the Form incorporates by reference your Form 10-K for the fiscal year ended April 6, 2008, which incorporates by reference the executive compensation information from your fiscal year 2008 definitive proxy statement. Please tell us how you determined that the executive compensation disclosure so incorporated need not be updated to reflect the fiscal year ended May 3, 2009.

Securities and Exchange Commission

June 23, 2009

Response:	The Company currently expects to commence the exchange offer (the “Exchange Offer”) of its 8.0% Convertible Senior Notes due 2014 (“Exchange Notes”) for up to an aggregate principal amount of $49,939,000 of its outstanding 2.0% Convertible Senior Notes due May 15, 2010 (“Existing Notes”) after it has filed its upcoming Annual Report on Form 10-K for the fiscal year ended May 3, 2009 (the “2009 Form 10-K”), such filing date expected to be approximately July 15, 2009. The 2009 Form 10-K, when filed, will include the required executive compensation information for the Company’s fiscal year 2009, and will not therefore forward incorporate the required executive compensation information for fiscal year 2009 from the 2009 definitive proxy statement.

2.	Revise your disclosure to briefly describe the accounting treatment for the transaction. See Item 1004(a)(l)(xi).

Response:	The Company has revised the disclosure on pages 42 and 43 of the Prospectus included in Amendment No. 1 to the Registration Statement to include a description of the accounting treatment of the proposed Exchange Offer as required by Item 1004(a)(1)(xi).

Form S-4

Offer to Exchange

3.	You state that: “This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The exchange offer is not being made to, and we will not accept tenders for exchange from holders of existing notes in any jurisdiction in which the exchange offer or the acceptance of such offer would not be in compliance with the securities or blue sky laws of that jurisdiction.” The all-holders provision in Rule 13e-4(f)(8)(i) requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 13e-4(f)(9)(ii) please clarify that in your response, but otherwise please revise to ensure compliance with Rule 13e-4(f)(8).

Response:	The Company has revised the disclosure on page i of the Prospectus included in Amendment No. 1 to the Registration Statement to delete this sentence.

Securities and Exchange Commission

June 23, 2009

Prospectus Summary, page 1

4.	Item 1001 of Regulation M-A requires that you provide security holders with a summary of the most material terms of the proposed transaction. Please revise your statement that the summary “does not contain all of the information that you should consider before exchanging your existing notes...” and confirm that the summary includes all of the most material terms of the transaction.

Response:	The Company has revised the disclosure on page 1 of the Prospectus included in Amendment No. 1 to the Registration Statement to delete the statement that the summary “does not contain all of the information that you should consider before exchanging your existing notes” and hereby confirms that the summary includes each of the most material terms of the transaction.

Are there any conditions to the exchange offer? page 10

5.	You state on page 5 that the conversion price for the exchange notes is the greater of (1) $2.55 per share and (2) 120% of the arithmetic average of the daily VWAP for the five trading days prior to and including the expiration date. You then state that the offer is conditioned on the consolidated bid price of the common stock on the expiration date being greater than the conversion price of the exchange notes. Please define “consolidated bid price.” In addition, please advise us, with a view toward revised disclosure, how the consolidated bid price could be less than 120% of the VWAP for the five trading days prior to and including the expiration date.

Response:	The term “consolidated closing bid price” is a reference to the reported closing composite bid price of the Company’s common stock, par value $0.001 per share (the “Common Stock”), on the Nasdaq Global Market (as determined by the Nasdaq Global Market) on the expiration date of the Exchange Offer. As used by the Nasdaq Global Market, the term consolidated closing bid price means the consolidated closing bid price of the Company’s Common Stock as reported by the Nasdaq’s Market Intelligence Desk as of 4:00 P.M. Eastern Time on the applicable trading day.

The Nasdaq Global Market has required the Company to include this provision to ensure that the Exchange Notes issued in the Exchange Offer can be issued without shareholder approval in accordance with the rules and requirements of the Nasdaq Global Market. In that regard, Nasdaq rules require the consolidated closing bid price be at least equal to the greater of book price per share or market price per share at the time of the expiration of the Exchange Offer. The Company has revised the disclosure on page 3 of the Prospectus included in Amendment No. 1 to the Registration Statement to include additional disclosure on the meaning of the term consolidated closing bid price.

Securities and Exchange Commission

June 23, 2009

The conversion price for the Exchange Notes will be calculated based on 120% of the average VWAP for the five trading day period ending two trading days prior to the expiration date of Exchange Offer (the “Averaging Period”). Since the Averaging Period ends two trading days prior to the expiration date for the Exchange Offer, if the price of the Company’s Common Stock decreased significantly during the two trading day period after the Averaging Period, it is theoretically possible for the conversion price for the Exchange Notes to be less than the consolidated closing bid price of the Company’s Common Stock on the expiration date for the Exchange Offer, and as a result the Company has added the provision to comply with Nasdaq requirements.

Selected Historical Consolidated Financial Data, page 40

6.	Please revise this section to fully comply with Item 1-02(bb)(1) of Regulation S-X for all periods specified in Items 1010(a) and (b) of Regulation M-A. Refer to Item 1010(c)(1) of Regulation M-A. Please see Interpretation I.H.7 in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations posted on our website, www.sec.gov.

Response:	The Company has revised the disclosure on page 41 of the Prospectus included in Amendment No. 1 to the Registration Statement to include the information set forth above.

7.	Provide the book value per common share as of the most recent balance sheet date, as required by Item 1010(c)(5) of Regulation M-A.

Response:	The Company respectfully notes to the Staff that the book value per share of the Company’s Common Stock is set forth in Item 10(a)(4) of the Schedule TO. In addition, the Company has revised the disclosure on page 41 of the Prospectus included in Amendment No. 1 to the Registration Statement to include such information.

8.	Furnish the pro forma information required by Item 1010(c)(6), or tell us why you do not believe it is material. In particular, explain whether the difference in the conversion price of the exchange notes compared to the existing notes will have an impact on fully diluted earnings per share.

Response:	The Company respectfully notes to the Staff that it does not believe that there is any information required to be included in the Registration Statement or Schedule

Securities and Exchange Commission

June 23, 2009

TO under Item 1010(c)(6). The Company notes that once the conversion price for the Exchange Offer is established after the Averaging Period, and notice is provided to holders, the holders will be able to easily determine the amount of Common Stock that could be issued upon conversion of the Exchange Notes. The Company does not believe that providing a pro forma presentation to the holders regarding the differences between the conversion price of the Exchange Notes and the Existing Notes would be material to investors, and this type of information is not customarily provided for transactions of this type.

Conditions for the Completion of the Exchange Offer, page 47

9.	We note the disclosure that indicates the offer conditions may be asserted regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that offer conditions may be triggered through action or inaction by the issuer.

Response:	The Company has revised the disclosure on page 49 of the Prospectus included in Amendment No. 1 to the Registration Statement to remove the implication that Exchange Offer conditions may be triggered through action or inaction by the issuer.

10.	We note the disclosure that indicates that determinations made by the issuer concerning the offer conditions will be “final and binding” upon all persons who tender. Revise to indicate that note holders may challenge the issuer’s determinations in a court of competent jurisdiction. Please make corresponding revisions to the section of the registration statement titled, “Binding Interpretations.”

Response:	The Company has revised the disclosure on pages 46 and 50 of the Prospectus included in Amendment No. 1 to the Registration Statement to include disclosure that a holder of the Exchange Notes can challenge the Company’s “final and binding” determinations concerning the conditions of the Exchange Offer in a court of competent jurisdiction.

11.	Pursuant to Rules 14e-1(c) and 13e-4(f)(5), all conditions to the tender offer, other than regulatory approvals, must be satisfied or waived prior to the expiration of the offer. With this in mind, we do not understand your disclosure that “Satisfaction or waiver of these conditions, other than those that relate to applicable securities laws, will be determined as of the expiration date of the exchange offer.” Please revise your disclosure to clarify that all conditions will be satisfied or waived prior to expiration.

Response:	The Company has revised the disclosure on pages 49 and 50 of the Prospectus included in Amendment No. 1 to the Registration Statement to clarify that all conditions to the Exchange Offer must be satisfied or waived prior to the expiration of the Exchange Offer.

Securities and Exchange Commission

June 23, 2009

Incorporation of Certain Information by Reference, page 92

12.	Please update this section to specifically incorporate the Item 1.01 8-K filed May 29, 2009 and any other reports “filed” prior to the effective date.

Response:	The Company has revised the disclosure on page 93 of the Prospectus included in Amendment No. 1 to the Registration Statement to include the information set forth above. In addition, as noted previously in response to Comment 1 above, the Company will update the Incorporation of Certain Information by Reference section of the Prospectus prior to the commencement of the Exchange Offer to specifically incorporate the 2009 Form 10-K.

Part II

Undertakings, page II-1

13.	Please provide the undertaking required by Item 22(c) of Form S-4.

Response:	The Company has revised the Registration Statement to include the undertaking required by Item 22(c) of Form S-4.

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Securities and Exchange Commission

June 23, 2009

The Company wishes to thank the Staff for promptly providing its comments to the Schedule TO and the Registration Statement. The Company hopes that you will find the foregoing responsive to your comments. If we can facilitate the Staff’s further review of the Schedule TO and the Registration Statement, as amended, or if the Staff has any further questions on any of the information set forth herein, please contact the undersigned at (650) 320-4648. Our fax number is (650) 493-6811.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael A. Occhiolini
Michael A. Occhiolini

cc:	Clayton Parker

Karen Dreyfus

Alan Denenberg